EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2004	2005	2006	2007	2008	June 30, 2009
Fixed charges and preferred stock dividends:

Interest	$ 332	$ 342	$ 413	$ 379	$ 353	$ 213

Interest portion of annual rentals	4	5	6	6	3	1

Preferred dividends of subsidiaries (1)	12	10	15	14	13	7

Total fixed charges	348	357	434	399	369	221

Preferred dividends for purpose of ratio	-	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 348	$ 357	$ 434	$ 399	$ 369	$ 221

Earnings:

Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 1,079	$ 891	$ 1,579	$ 1,538	$ 1,009	$ 386

Add:
Total fixed charges (from above)	348	357	434	399	369	221

Distributed income of equity investees	59	73	431	19	133	408

Less:
Interest capitalized	8	28	58	100	100	47

Preferred dividends of subsidiaries (1)	10	10	10	10	10	7

Total earnings for purpose of ratio	$ 1,468	$ 1,283	$ 2,376	$ 1,846	$ 1,401	$ 961

Ratio of earnings to combined fixed charges and preferred stock dividends	4.22	3.59	5.47	4.63	3.80	4.35

Ratio of earnings to fixed charges	4.22	3.59	5.47	4.63	3.80	4.35

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.